Exhibit 99.4

Unless the context otherwise requires, terms used in this PINK Form of Acceptance of the Lufax Option Offer shall bear the same meanings as those defined in the accompanying composite offer and response document dated September 27, 2024 (the “Composite Document”) jointly issued by Ping An Insurance (Group) Company of China, Ltd., An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited (collectively, the “Offeror Group”) and Lufax Holding Ltd (“Lufax”). 2024927 Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this PINK Form of Acceptance of the Lufax Option Offer, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this PINK Form of Acceptance of the Lufax Option Offer. PLEASE USE THIS PINK FORM OF ACCEPTANCE OF THE LUFAX OPTION OFFER IF YOU WANT TO ACCEPT THE LUFAX OPTION OFFER. 4751920157542 Ping An Insurance (Group) Company of China, Ltd. (A joint stock limited company incorporated in the People’s Republic of China with limited liability) Stock Code: 2318 (HKD counter) and 82318 (RMB counter) 231882318 An Ke Technology Company Limited (Incorporated in Hong Kong with limited liability) China Ping An Insurance Overseas (Holdings) Limited (Incorporated in Hong Kong with limited liability) 5276257-323786[GRAPHIC APPEARS HERE]Lufax Holding Ltd (Incorporated in the Cayman Islands with limited liability) (Stock Code: 6623) 6623 (NYSE Stock Ticker: LU) LU PINK FORM OF ACCEPTANCE OF THE LUFAX OPTION OFFER AND CANCELLATION OF LUFAX OPTIONS GRANTED BY LUFAX HOLDING LTD All parts should be completed in full To: HR Department of Lufax by email to PUB_LKGHR@lu.com marked “Lufax Holding Ltd — Lufax Option Offer” PUB_LKGHR@lu.com FOR THE CONSIDERATION stated below, the Lufax Optionholder named below hereby accepts the Lufax Option Offer and agrees to the surrender for cancellation the number of Lufax Option(s) specified below, upon and subject to the terms and conditions contained herein and in the Composite Document. Lufax Options granted under the Lufax 2014 Share Incentive Plan adopted by Lufax in December 2014 2014122014 Number of Lufax Options surrendered for cancellation: (Note) Exercise price RMB8.0 8.0 RMB50.0 50.0 RMB98.06 98.06 RMB118.0 118.0 FIGURES WORDS FIGURES WORDS FIGURES WORDS FIGURES WORDS Details of Lufax Optionholder Family name Forename Address Telephone number CONSIDERATION for cancellation of each Lufax Option: Exercise price RMB8.0 8.0 RMB50.0 50.0 RMB98.06 98.06 RMB118.0 118.0 RMB0.0345 0.0345 HK$0.00001 0.00001 HK$0.00001 0.00001 HK$0.00001 0.00001 Signed by the Lufax Optionholder in the presence of: Signature of Witness Name of Witness  Signature of the Lufax Optionholder Address of Witness Date of signing this PINK Form of Acceptance of the Lufax Option Offer Occupation of Witness   Note: Insert the total number of Lufax Options for which the Lufax Option Offer is accepted. If no number is inserted or the number inserted is greater than the number of Lufax Options than your registered holding of Lufax Options or those physical Lufax Options tendered for acceptance of the Lufax Option Offer, and you have signed this PINK Form of Acceptance of the Lufax Option Offer, this PINK Form of Acceptance of the Lufax Option Offer will be returned to you for correction and resubmission. Any corrected PINK Form of Acceptance of the Lufax Option Offer must be resubmitted and received by the HR Department of Lufax by no later than 4:00 p.m. (Hong Kong time) on the Closing Date.

THIS PINK FORM OF ACCEPTANCE OF THE LUFAX OPTION OFFER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of this PINK Form of Acceptance of the Lufax Option Offer or as to the action to be taken, you should consult a licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

Morgan Stanley is making the Lufax Option Offer on behalf of Joint Offerors to cancel all outstanding Lufax Options. The making of the Lufax Option Offer to the Overseas Lufax Optionholders may be subject to the laws of the relevant jurisdictions. The making of the Lufax Option Offer to such Overseas Lufax Optionholders and their acceptances of the Lufax Option Offer may be prohibited or affected by the laws or regulations of the relevant jurisdictions. If you are an Overseas Lufax Optionholder, it is your responsibility to satisfy yourself as to the full observance of the laws and regulations of the relevant jurisdiction in connection therewith, including any requirement for any governmental, exchange control or other consents, any filing and registration requirements, any necessary formalities, any legal or regulatory requirements and any requirement for the payment of cancellation or other taxes payable by you in respect of the acceptance of the Lufax Option Offer in the relevant jurisdiction. Acceptance of the Lufax Option Offer by you will be deemed to constitute a representation and warranty from you to the Joint Offerors, Lufax and Morgan Stanley that all the laws and regulations of the relevant jurisdictions have been complied with and that the Lufax Option Offer can be accepted by you, lawfully under the laws and regulations of the relevant jurisdictions. You should consult your professional advisers if in doubt. The Offeror Group, Lufax and Morgan Stanley or any of their respective beneficial owners, directors, officers, advisers, associates, agents or any other persons involved in the Lufax Option Offer shall be entitled to be fully indemnified and held harmless by you for any taxes they may be required to pay.

This PINK Form of Acceptance of the Lufax Option Offer should be read in conjunction with the Composite Document. The provisions of Appendix I to the Composite Document are incorporated into and form part of this PINK Form of Acceptance of the Lufax Option Offer.

HOW TO COMPLETE THIS PINK FORM OF ACCEPTANCE OF THE LUFAX OPTION OFFER

The Lufax Option Offer is unconditional. To accept the Lufax Option Offer made by Morgan Stanley on behalf of the Joint Offerors, you must deliver this PINK Form of Acceptance of the Lufax Option Offer, together with the relevant option certificate(s) (and/or satisfactory indemnity or indemnities required in respect thereof) (if applicable) you intend to tender, stating the number of Lufax Options in respect of which you intend to accept the Lufax Option Offer, to the HR Department of Lufax by email to PUB_LKGHR@lu.com, marked “Lufax Holding Ltd — Lufax Option Offer” as soon as possible and in any event so as to reach the HR Department of Lufax by not later than 4:00 p.m. on the Closing Date, or such later time(s) and/or date(s) as may be announced by the Joint Offerors in compliance with the Takeovers Code and approved by the Executive.

PINK FORM OF ACCEPTANCE OF THE LUFAX OPTION OFFER AND CANCELLATION OF LUFAX OPTIONS

To: The Joint Offerors and Morgan Stanley

1.	My execution of this PINK Form of Acceptance of the Lufax Option Offer shall be binding on my successors and assignees, and shall constitute:

(a)

my irrevocable acceptance of the Lufax Option Offer made by Morgan Stanley on behalf of the Joint Offerors, as contained in the Composite Document, for the consideration and on and subject to the terms and conditions therein and herein mentioned, in respect of the number of Lufax Option(s) specified in this PINK Form of Acceptance of the Lufax Option Offer;

(b)

my irrevocable instruction and authority to each of the Joint Offerors, Morgan Stanley and/or their respective agent(s) to make payment to Computershare Hong Kong Investor Services Limited, as my agent, for the cash consideration to which I shall become entitled under the terms of the Lufax Option Offer no later than seven (7) business days after the date of receipt of this completed PINK Form of Acceptance of the Lufax Option Offer together with all the relevant document(s) by the HR Department of Lufax to render the acceptance, surrender and cancellation under the Lufax Option Offer valid, or within two (2) business days of the Closing Date, whichever is earlier;

(c)

my undertaking to execute such further documents and to do such acts and things by way of further assurance as may be necessary or desirable to cancel my Lufax Option(s) surrendered for cancellation under the Lufax Option Offer;

(d)

my agreement to ratify each and every act or thing which may be done or effected by the Joint Offerors, Lufax and/or Morgan Stanley and/or their respective agent(s) or such person or persons as any of them may direct on the exercise of any of the authorities contained herein; and

(e)

my/our irrevocable instruction and authority to and of the Joint Offerors, Morgan Stanley and/or such person or persons as any of them may direct to complete, amend and execute any documents on my/our behalf in connection with my/our acceptance of the Lufax Option Offer and to do any other act that may be necessary or expedient for the purpose of cancelling my/our Lufax Option(s) surrendered for cancellation under the Lufax Option Offer.

2.	I understand that acceptance of the Lufax Option Offer by me will result in the cancellation of those relevant Lufax Options, together with all rights attaching thereto.

3.

In the event that my acceptance is not valid in accordance with the terms of the Lufax Option Offer, all instructions, authorizations and undertakings contained in paragraph 1 above shall cease, in which event, I authorize and request you to return to me this PINK Form of Acceptance of the Lufax Option Offer duly cancelled, together with the relevant certificate(s), document(s) of title or entitlement in respect of the Lufax Options and/or any other document(s) (if applicable) evidencing the grant of the Lufax Options to me (and/or any satisfactory indemnity or indemnities required in respect thereof) at the address stated in the form or, if no name and address is stated, at the registered address shown in the register of options of Lufax.

4.

I enclose the relevant certificate(s), document(s) of title or entitlement in respect of the Lufax Options and/or any other document(s) (if applicable) evidencing the grant of the Lufax Options to me (and/or any satisfactory indemnity or indemnities required in respect thereof) for the whole/part of my holding of Lufax Option(s) which is/are surrendered for cancellation on the terms and conditions of the Lufax Option Offer. I understand that no acknowledgement of receipt of any form(s) of acceptance and/or the relevant certificate(s), document(s) of title or entitlement in respect of the Lufax Options and/or any other document(s) (if applicable) evidencing the grant of the Lufax Options to me (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

5.

I represent and warrant to the Joint Offerors, Lufax and Morgan Stanley that I am the registered holder of the number of Lufax Option(s) specified in this PINK Form of Acceptance of the Lufax Option Offer and I have the full right, power and authority to surrender the Lufax Option(s) for cancellation by way of acceptance of the Lufax Option Offer.

6.

I represent and warrant to the Joint Offerors, Lufax and their respective advisers, including Morgan Stanley, the financial adviser to Joint Offerors in respect of the Lufax Option Offer, that I have observed and am permitted under all applicable laws and regulations to which I am subject to receive and accept the Lufax Option Offer, and any revision thereof; and that I have obtained all requisite governmental, exchange control or other consents and made all registrations or filings required in compliance with all necessary formalities and regulatory or legal requirements; and that I have paid all issue, transfer or other taxes or other required payments due from me in connection with such acceptance, surrender and cancellation in any jurisdiction; and I have not taken or omitted to take any action which will or may result in the Joint Offerors, Lufax or Morgan Stanley or any other person acting in breach of the legal or regulatory requirements of any jurisdiction in connection with the Lufax Option Offer or my acceptance thereof and that such acceptance, surrender and cancellation shall be valid and binding in accordance with all applicable laws and regulations.

7.

I represent and warrant to the Joint Offerors, Lufax and Morgan Stanley that I shall be fully responsible for the payment of any issue, transfer or other taxes, duties and other required payments payable by me in connection with my acceptance, surrender and/or cancellation of the Lufax Option Offer.

8.

I acknowledge that, save as expressly provided in the Composite Document and this PINK Form of Acceptance of the Lufax Option Offer and as permitted under the Takeovers Code, all acceptances, instructions, authorizations and undertakings hereby given shall be irrevocable.

本粉紅色陸金所期權要約接納表格乃重要文件，請即處理。 閣下如對本粉紅色陸金所期權要約接納表格的任何方面或應採取的行動有任何疑問，應諮詢持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。 摩根士丹利代表聯合要約人將作出陸金所期權要約，以註銷全部尚未行使的陸金所期權。向海外陸金所期權持有人作出陸金所期權要約或須受到有關司法權區之法律規限。向該等海外陸金所期權持有人作出陸金所期權要約及彼等對陸金所期權要約之接納，或會因有關司法權區之法律或法規而被禁止或受影響。倘 閣下為海外陸金所期權持有人， 閣下有責任全面遵守與此相關之有關司法權區之法律及法規，包括須取得任何政府、外匯管制或其他方面之同意、遵守任何備案及登記規定、履行任何必要手續、遵守任何法律或監管規定，以及 閣下須就在有關司法權區內接納陸金所期權要約應付之任何註銷費用或其他稅項。 閣下接納陸金所期權要約，將被視作構成 閣下向聯合要約人、陸金所及摩根士丹利聲明及保證，所有有關司法權區之法律及法規已獲遵守，且 閣下根據有關司法權區之法律及法規可合法接納陸金所期權要約。如有疑問， 閣下應諮詢 閣下的專業顧問。要約人集團、陸金所及摩根士丹利或彼等各自的任何實益擁有人、董事、高級職員、顧問、聯繫人、代理或參與陸金所期權要約的任何其他人士，將有權就彼等可能須支付之稅項獲 閣下全面彌償及免受損害。 本粉紅色陸金所期權要約接納表格應與綜合文件一併閱讀。綜合文件附錄一之條文已經收錄在本粉紅色陸金所期權要約接納表格內，並構成其中一部分。 本粉紅色陸金所期權要約接納表格之填寫方法 陸金所期權要約屬無條件。 閣下如欲接納摩根士丹利代表聯合要約人所作的陸金所期權要約， 閣下必須盡快將本粉紅色陸金所期權要約接納表格連同 閣下擬提交且註明 閣下擬接納陸金所期權要約的陸金所期權數目的相關期權證書（及â•± 或就此所需令人信納之一份或多份彌償保證書）（如適用）一併透過電子郵件發送至陸金所人力資源部，電郵地址為：PUB_LKGHR@lu.com，並標示「陸金所控股有限公司－ 陸金所期權要約」，惟無論如何不得遲於截止日期下午四時正，或聯合要約人根據《收購守則》所公佈且經執行人員批准之較後時間及â•± 或日期送達陸金所人力資源部。 接納陸金所期權要約及註銷陸金所期權之粉紅色表格 致：聯合要約人及摩根士丹利 1. 本人簽署本粉紅色陸金所期權要約接納表格將對本人的繼承人及受讓人有約束力，並表示： (a) 本人不可撤回地就本粉紅色陸金所期權要約接納表格所列數目的陸金所期權接納由摩根士丹利代表聯合要約人提出並載於綜合文件的陸金所期權要約以收取對價，惟須遵守綜合文件及本表格所述有關條款及條件； (b) 本人不可撤回地指示並授權聯合要約人、摩根士丹利及â•± 或彼等各自的代理，各自將本人根據陸金所期權要約的條款應得的現金對價，於陸金所人力資源部接獲已填妥之本粉紅色陸金所期權要約接納表格連同一切有關文件致使陸金所期權要約項下之接納、交回及註銷為有效後七(7)個營業日或截止日期後兩(2)個營業日內（以較早者為準）支付予作為本人代理人的香港中央證券登記有限公司； (c) 本人承諾於必需或適當時簽署有關其他文件及辦理有關手續及事項，以進一步確保註銷本人根據陸金所期權要約交回以供註銷之陸金所期權； (d) 本人同意追認由聯合要約人、陸金所及â•± 或摩根士丹利及â•± 或彼等各自之代理或彼等任何一方可能指定之有關人士於行使本表格所載的任何授權時可作出或進行之各種行動或事宜；及 (e) 本人â•± 吾等不可撤回地指示及授權聯合要約人、摩根士丹利及â•± 或彼等任何一方可能指定之有關人士，代表本人â•± 吾等填寫、修改及簽署任何有關本人â•± 吾等接納陸金所期權要約的文件，並採取任何其他可能屬必要或適當的行動，以便根據陸金所期權要約註銷本人â•± 吾等所交回以供註銷的陸金所期權。 2. 本人明白，本人接納陸金所期權要約將導致該等相關陸金所期權及其所附帶的一切權利被註銷。 3. 倘本人之接納根據陸金所期權要約的條款屬無效，則上文第1段所載的所有指示、授權及承諾均會失效。在此情況下，本人授權並要求 閣下將本人已正式失效的本粉紅色陸金所期權要約接納表格連同陸金所期權之有關證書、所有權或權益文件及â•± 或本人獲授陸金所期權之任何其他證明文件（如適用）（及â•± 或任何就此所需令人信納之一份或多份彌償保證書）按表格中註明的地址寄予本人，倘並無註明姓名和地址，則按陸金所期權登記冊中顯示的登記地址寄予本人。 4. 本人茲附上本人所持全部â•± 部分陸金所期權（按照陸金所期權要約之條款及條件交回以供註銷）之有關陸金所期權相關證書、所有權或權益文件及â•± 或本人獲授陸金所期權之任何其他證明文件（如適用）（及â•± 或任何就此所需令人信納之一份或多份彌償保證書）。本人明白將不會就任何接納表格及â•± 或有關陸金所期權相關證書、所有權或權益文件及â•± 或本人獲授陸金所期權之任何其他證明文件（如適用）（及â•± 或任何就此所需令人信納之一份或多份彌償保證書）獲發收據。 5. 本人向聯合要約人、陸金所及摩根士丹利聲明及保證，本人為本粉紅色陸金所期權要約接納表格所列數目之陸金所期權的登記持有人，而本人有充分權利、權力及授權通過接納陸金所期權要約交回該等陸金所期權以供註銷。 6. 本人向聯合要約人、陸金所及其各自之顧問，包括摩根士丹利（聯合要約人關於陸金所期權要約之財務顧問）聲明及保證，本人已遵守為獲取及接納陸金所期權要約而須遵守的所有適用法律法規及其任何修訂，並且該等適用法律法規允許本人獲取及接納陸金所期權要約；本人已取得所有必要的政府、外匯管制或其他方面之同意，並已按照所有必要手續及監管或法律規定辦理所有登記或備案手續；本人已於任何司法權區支付本人就該接納、交回及註銷應付之所有發行費、轉讓費或其他稅項或其他所需款項；且本人並無採取或遺漏採取任何行動將導致或可能導致聯合要約人、陸金所或摩根士丹利或任何其他人士違反任何司法權區有關陸金所期權要約或本人接納陸金所期權要約之法律或監管規定，且有關接納、交回及註銷根據一切適用法律及法規屬有效及具約束力。 7. 本人向聯合要約人、陸金所及摩根士丹利聲明及保證，本人須就支付關於本人接納、交回及â•± 或註銷陸金所期權要約應付之任何發行費、轉讓費或其他稅項、徵費及其他所需款項承擔全部責任。 8. 本人確認，除非綜合文件及本粉紅色陸金所期權要約接納表格另有指明及《收購守則》另行允許，所有藉此作出的接納、指示、授權及承諾均不可撤回。

PERSONAL DATA

Personal Information Collection Statements

This personal information collection statement informs you of the policies and practices of the Joint Offerors, Lufax and Morgan Stanley in relation to personal data and the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “Ordinance”).

1.	Reasons for the collection of your personal data

To accept the Lufax Option Offer for your Lufax Option(s), you must provide the personal data requested. Failure to supply the requested data may result in the processing of your acceptance being rejected or delayed. It may also prevent or delay the despatch of the consideration to which you are entitled under the Lufax Option Offer.

2.	Purposes

The personal data which you provide in this PINK Form of Acceptance of the Lufax Option Offer may be used, held and/or stored (by whatever means) for the following purposes:

•	processing your acceptance and verification of compliance with the terms and application procedures set out in this PINK Form of Acceptance of the Lufax Option Offer and the Composite Document;

•	conducting or assisting to conduct signature verification, and any other verification or exchange of information;

•	distributing communications from the Joint Offerors, Lufax, Morgan Stanley and/or their respective agents, officers and advisers;

•	establishing benefit entitlements of the Lufax Optionholders;

•	making disclosures as required by laws, rules or regulations (whether statutory or otherwise) or as requested by any governmental or regulatory body which has jurisdiction over the Joint Offerors, Lufax, Morgan Stanley and/or their respective agents, officers and advisers;

•	disclosing relevant information to facilitate claims on entitlements;

•	any other purpose in connection with the business of the Joint Offerors, Lufax and Morgan Stanley; and

•	any other incidental or associated purposes relating to the above and/or to enable the Joint Offerors, Lufax and/or Morgan Stanley to discharge their obligations to the Lufax Optionholders and/or under applicable regulations, and any other purposes which the Lufax Optionholders may from time to time agree to or be informed of.
3.	Transfer of personal data

The personal data provided in this PINK Form of Acceptance of the Lufax Option Offer will be kept confidential but the Joint Offerors, Lufax and/or Morgan Stanley may, to the extent necessary for achieving the purposes above or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and, in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) such personal data to, from or with any and all of the following persons and entities:

•	the Joint Offerors, Lufax, Morgan Stanley and/or any of their respective agents, officers and advisers;

•	any agents, contractors or third party service providers who offer administrative, telecommunications, computer, payment or other services to the Joint Offerors, Lufax and/or Morgan Stanley in connection with the operation of their business;

•	any regulatory or governmental bodies;

•	any other persons or institutions with which you have or propose to have dealings, such as your bankers, solicitors, accountants, licensed securities dealers or registered institutions in securities; and

•	any other persons or institutions whom the Joint Offerors, Lufax and/or Morgan Stanley consider(s) to be necessary or desirable in the circumstances.

4.	Retention of Personal Data

The Joint Offerors, Lufax and/or Morgan Stanley will keep the personal data provided in this PINK Form of Acceptance of the Lufax Option Offer for as long as necessary to fulfil the purposes for which the personal data were collected. Personal data which is no longer required will be destroyed or dealt with in accordance with the Ordinance and other applicable law.

5.	Access and correction of personal data

The Ordinance provides you with rights to ascertain whether the Joint Offerors, Lufax and/or Morgan Stanley hold your personal data, to obtain a copy of that data, and to correct any data that is incorrect. In accordance with the Ordinance, the Joint Offerors, Lufax and/or Morgan Stanley have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Joint Offerors, Lufax or Morgan Stanley (as the case may be).

BY SIGNING THIS PINK FORM OF ACCEPTANCE OF THE LUFAX OPTION OFFER, YOU AGREE TO ALL OF THE ABOVE.

收集個人資料聲明 個人資料 3. 轉交個人資料 本收集個人資料聲明旨在知會 閣下有關聯合要約人、陸金所及摩根士丹利有關個人資料及香港法例第486章個人資料（私隱）條例（「該條例」）之政策及慣例。 1. 收集 閣下個人資料之原因 倘 閣下欲就 閣下之陸金所期權而接納陸金所期權要約，則 閣下須提供所需之個人資料。若未能提供所需資料，可能會導致 閣下之接納申請被拒或受到延誤。這亦可能妨礙或延遲寄發 閣下根據陸金所期權要約應得之對價。 2. 用途 閣下於本粉紅色陸金所期權要約接納表格中提供之個人資料可能會用作、持有及â•± 或保存（以任何方式）作下列用途： 處理 閣下之接納申請及核實 閣下是否已遵循本粉紅色陸金所期權要約接納表格及綜合文件載列之條款及申請手續； 核實或協助核實簽名，以及進行任何其他資料核實或交換； 發佈聯合要約人、陸金所、摩根士丹利及â•± 或彼等各自之代理、高級職員及顧問之通訊； 確立陸金所期權持有人之獲益權利； 按法例、規則或規例規定（無論法定或其他規定）或根據對聯合要約人、陸金所、摩根士丹利及â•± 或彼等各自之代理、高級職員及顧問有管轄權的任何政府或監管機構的要求作出披露； 披露有關資料以方便進行權益申索； 有關聯合要約人、陸金所及摩根士丹利業務之任何其他用途；及 與上文所述各項有關的任何其他附帶或關連用途及â•± 或令聯合要約人、陸金所及â•± 或摩根士丹利得以履行彼等對陸金所期權持有人及â•± 或適用法規項下之責任，以及陸金所期權持有人可能不時同意或知悉之任何其他用途。 本粉紅色陸金所期權要約接納表格提供之個人資料將會保密，惟聯合要約人、陸金所及â•± 或摩根士丹利可在為實現上述全部或任何用途所需範圍內，作出彼等認為必需之查詢，以確認個人資料之準確性，尤其彼等可能向或自下列任何及所有人士及實體披露、獲取、轉交（無論在香港境內或境外）該等個人資料： 聯合要約人、陸金所、摩根士丹利及â•± 或彼等各自的任何代理、高級職員及顧問； 為聯合要約人、陸金所及â•± 或摩根士丹利之業務經營提供行政、電訊、電腦、付款或其他服務之任何代理、承包商或第三方服務供應商； 任何監管或政府機構； 與 閣下進行交易或建議與之進行交易的任何其他人士或機構，如 閣下的銀行、律師、會計師、持牌證券交易商或註冊證券機構；及 聯合要約人、陸金所及â•± 或摩根士丹利認為在相關情況下屬必要或合適的任何其他人士或機構。 4. 保留個人資料 聯合要約人、陸金所及â•± 或摩根士丹利將保留本粉紅色陸金所期權要約接納表格所收集的個人資料，保留期限為實現收集個人資料的用途所需的期限。無需保留的個人資料將會根據該條例及其他適用法律銷毀或處理。 5. 獲取及更正個人資料 根據該條例之規定， 閣下可確認聯合要約人、陸金所及â•± 或摩根士丹利是否持有 閣下之個人資料，獲取該資料副本，以及更正任何錯誤資料。依據該條例之規定，聯合要約人、陸金所及â•± 或摩根士丹利有權就處理任何資料之請求收取合理手續費。獲取資料或更正資料或獲取有關政策及慣例及所持資料類型之所有請求，須提交予聯合要約人、陸金所或摩根士丹利（視情況而定）。 閣下一經簽署本粉紅色陸金所期權要約接納表格即表示同意上述所有條款。